Exhibit 99.1

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS

NOTICE is hereby given that an annual meeting (the “Meeting”) of the holders of common shares (the “Common Shares”) of Quantum eMotion Corp. (the “Corporation”) will be held on June 18, 2026, at 9:30 a.m. (Montréal time) at 1 Place Ville Marie, 35th floor, Montréal, Québec and online via live webcast at https://lavery.zoom.us/j/66995749268?pwd=nEtjd0SqwVUrw2IuqNibtRziXJylpu.1, for the following purposes:

1.	to receive the audited consolidated financial statements of the Corporation for the year ended December 31, 2025, and the auditors’ report thereon;

2.	to elect the directors of the Corporation for the ensuing year;

3.	to appoint the independent auditors of the Corporation for the ensuing year and to authorize the directors to fix their remuneration;

4.	to consider and, if thought fit, to adopt a resolution approving amendments to the Corporation’s stock option plan, including to convert it from a fixed maximum number of Common Shares reserved for issuance to a 10% rolling plan, as further described in the management proxy circular; and

5.	to transact such other business as may properly be brought before the Meeting or at any adjournment thereof.

The management proxy circular (the “Circular”) and a proxy form (the “Proxy Form”) for the Meeting are enclosed herewith. Additional information relating to the matters to be put before the Meeting is set forth in the Circular which accompanies this notice.

SIGNED in Montréal, Québec, on May 20, 2026.

BY ORDER OF THE BOARD OF DIRECTORS

(s) Francis Bellido
Francis Bellido, President and CEO

IMPORTANT

The Meeting will be held in-person and via live webcast. For those attending virtually, registered shareholders and duly appointed proxyholders will be permitted to attend the Meeting, ask questions and vote, all in real time, provided they are connected to the internet and have logged in at https://lavery.zoom.us/j/66995749268?pwd=nEtjd0SqwVUrw2IuqNibtRziXJylpu.1. Holders of Common Shares may exercise their rights by attending the Meeting or by completing a Proxy Form. The Corporation strongly encourages its shareholders to review the meeting materials and vote by proxy in advance of the Meeting.

Those who are unable to attend the Meeting are urged to complete and sign the enclosed Proxy Form and return it to Computershare Investor Services Inc. by mail, Proxy Department, 320 Bay Street, 14th Floor, Toronto, Ontario, M5H 4A6, or by fax at 1-866-249-7775 (within North America) or 416-263-9524 (outside North America), before 5:00 p.m. on Tuesday, June 16, 2026. A person appointed as proxy need not be a shareholder of the Corporation. Holders of Common Shares may also exercise their voting rights (i) by calling the toll-free number 1-866-732-8683 or any other number indicated on the Proxy Form or the voting instruction form or (ii) by going to the following website: www.investorvote.com. For any additional information concerning this matter, please contact Computershare Investor Services Inc. by calling at no charge at 1-800-564-6253 (within North America) and at 514-982-7555 (outside North America) or by e-mail at service@computershare.com.